Exhibit 99.3

Ninetowns Reports Third Quarter 2006 Results

Thursday November 16, 4:00 pm ET

BEIJING, China, Nov. 16 /Xinhua-PRNewswire/ -- Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE - News), who streamlines the import/export process in China through its scalable enterprise platform products, today reported its financial results for the third quarter of 2006.

Financial Results

Total net revenue for the third quarter of 2006 was US$3.7 million, representing a 50.5% decrease, compared to US$7.3 million for the third quarter of 2005. Net revenue from sales of enterprise software for the third quarter of 2006 was US$3.2 million, representing 86.3% of total net revenue, as compared to 87.8% for the third quarter of 2005. Net revenue from software development services for the third quarter of 2006 was US$0.5 million, representing 13.7% of total net revenue, as compared to 11.5% for the third quarter of 2005.

Gross profit for the third quarter of 2006 was US$3.5 million, or 95.1% of total net revenue, representing a decrease of 49.4% compared to US$6.8 million or 93.0% of total net revenue for the third quarter of 2005.

Operating income for the third quarter of 2006 was US$0.8 million, representing a 79.6% decrease compared to US$3.6 million for the third quarter of 2005. Operating margin for the third quarter of 2006 was 20.5%, compared to 49.5% for the third quarter of 2005.

Net income for the third quarter of 2006 was US$1.4 million, representing a 67.3% decrease compared to net income of US$4.1 million for the third quarter of 2005. Diluted earnings per ADS / share for the third quarter of 2006 were US$0.04, compared to the diluted earnings per ADS / share of US$0.11 for the third quarter of 2005. Diluted earnings per ADS / share computations for the third quarter of 2006 were based on 35.6 million weighted average number of ADSs / shares outstanding, compared to 35.8 million in the third quarter of 2005.

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2006, which was RMB7.9040 to US$1.00. Certain comparative figures extracted from the past releases are converted by using the rate as of the respective balance sheet date. The percentages stated in this press release are calculated based on Renminbi.

Third quarter 2006 achievements

* Installed iDeclare user base increased to 128,000 at the end of the third quarter of 2006 from 126,000 at the end of the second quarter of
2006.

* Sold approximately 2,100 iDeclare software packages, approximately 4,500
iDeclare maintenance contracts.

Mr. Shuang Wang, Chief Executive Officer of Ninetowns, said, "In the third quarter, we continued to experience the transition in our core business area of selling enterprise platform products to both new and existing clients. In addition, we have initiated the execution of our B2B strategy in order to realize our vision of providing more value-added services within the international trade value chain for the import/export enterprises in China."

Mr. Tommy Fork, Chief Financial Officer of Ninetowns, said, "In the third quarter, we continued to realize the benefit of our cost control process in the areas of sales and marketing. Despite the transition and the increased investment in research and development activities for our B2B platform development initiatives, we were still able to maintain profitability and healthy financial position with a cash balance of US$ 120.2 million. "

Investor Conference Call / Webcast Details

A conference call has been scheduled for 7:00 a.m. in Beijing on November 17, 2006. This will be 6:00 p.m. on November 16, 2006 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.

The call may be accessed by dialing +1-617-213-8895 and the passcode is 85837656. A live webcast of the conference call will be available on our website at http://www.ninetowns.com/english. A replay of the call will be available from 9:00 a.m. Beijing time on November 17, 2006 (8:00 p.m. in New York on November 16, 2006) through 9:00 a.m. on November 24 in Beijing (8:00 p.m. in New York on November 23) by telephone at +1-617-801-6888 and through www.ninetowns.com/english. The passcode to access the call replay is 76361319.

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE - News) streamlines the import/export process for enterprises in China. Through its scalable enterprise platform products, Ninetowns' clients have the ability to automate import/export processing over the Internet. This is a more cost-effective and efficient alternative to the traditional paper-based method. For more information, visit www.ninetowns.com/english.

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Lisa Zheng
Investor Relations
Ninetowns Internet Technology Group Company Limited
(+86-10) 6588-2256
ir@ninetowns.com

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
THREE MONTHS ENDED SEPTEMBER 30, 2005, JUNE 30,2006 AND SEPTEMBER 30, 2006

(In thousands, except share and
per share data)

For the three months ended
Sep 30,	Sep 30,	June 30,
2005	2005	2006
RMB	US$	RMB
(unaudited)	(unaudited)	(unaudited)

Total net revenues	58,985	7,289	40,223
Cost of revenues	(4,148)	(513)	(3,059)

Gross profit	54,837	6,776	37,164
Selling expenses	(8,279)	(1,023)	(2,682)
General and administrative
expenses	(15,197)	(1,878)	(15,588)
Research and development
expenses	(2,154)	(266)	(4,751)
Other operating income	-	-	-

Income from operations	29,207	3,609	14,143
Interest income	3,808	471	4,605
Other income	310	38	-

Income before income taxes	33,325	4,118	18,748
Income taxes	(117)	(14)	(519)

Net income	33,208	4,104	18,229

Net income per share:
Basic	RMB0.95	US$0.12	RMB0.52

Diluted	RMB0.93	US$0.11	RMB0.51

Weighted average
number of shares
used in computing
net income per share:
Basic	34,991,834	34,991,834	34,991,834
Diluted	35,812,577	35,812,577	35,561,327

For the three months ended
June 30,	Sep 30,	Sep 30,
2006	2006	2006
US$	RMB	US$
(unaudited)	(unaudited)	(unaudited)

Total net revenues	5,031	29,187	3,693
Cost of revenues	(383)	(1,428)	(181)

Gross profit	4,648	27,759	3,512
Selling expenses	(335)	(1,427)	(181)
General and administrative
expenses	(1,950)	(13,756)	(1,740)
Research and development
expenses	(594)	(7,206)	(912)
Other operating income	-	600	76

Income from operations	1,769	5,970	755
Interest income	576	4,999	632
Other income	-	58	7

Income before income taxes	2,345	11,027	1,394
Income taxes	(65)	(174)	(22)

Net income	2,280	10,853	1,372

Net income per share:
Basic	US$0.07	RMB0.31	US$0.04
Diluted	US$0.06	RMB0.31	US$0.04

Weighted average
number of shares
used in computing
net income per share:
Basic	34,991,834	34,991,834	34,991,834
Diluted	35,561,327	35,551,209	35,551,209

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND SEPTEMBER 30, 2006

(In thousands, except share and
per share data)

December 31,	September 30,
2005	2005	2006	2006
RMB	US$	RMB	US$
(note) (note)	(unaudited) (unaudited)

ASSETS

Current assets:
Cash and cash equivalents and
term deposits	938,474	116,289	950,213	120,219
Inventories	7,722	957	12,286	1,554
Trade receivable	47,211	5,850	16,072	2,033
Other current assets	43,832	5,431	61,503	7,781

Total current assets	1,037,239	128,527	1,040,074	131,587

Goodwill	193,570	23,986	193,570	24,490

Other non-current assets	114,964	14,245	141,688	17,927

TOTAL ASSETS	1,345,773	166,758	1,375,332	174,004

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term unearned revenue	67,886	8,412	28,518	3,608
Other current liabilities	30,922	3,832	37,697	4,769

Total current liabilities	98,808	12,244	66,215	8,377

Minority interests	600	74	600	76

Total shareholders' equity	1,246,365	154,440	1,308,517	165,551

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY	1,345,773	166,758	1,375,332	174,004

Note: The condensed financial information is derived from the audited financial statements in the Company's annual report filed on Form 20-F.

Source: Ninetowns Internet Technology Group Company Limited